Exhibit 4.33

(English Translation)

Premises Leasing Agreement

Between

China Unicom Corporation Ltd.

Unicom New World Telecommunications Corporation Ltd.

And

China United Telecommunications Corporation Ltd.

March 24, 2005

Contents

1.	Scope and Purpose of Lease
2.	Validity of Lease and Delivery of the Leased Premises
3.	Lease Fee, Miscellaneous Fees and Payment
4.	Decoration, Renovation and Advertising
5.	The Obligations of the Lessee
6.	The Obligations of the Lessor
7.	Commitments and Guarantees
8.	Taxation
9.	Contingencies
10.	Termination and Renewal of the Agreement
11.	Treatment of the Belongings upon Expiry of the Agreement
12.	Breach Responsibilities
13.	Applicable Laws and Disputes Settlement
14.	Entry into Force
15.	Agreement Transfer
16.	Notification
17.	Miscellaneous

Premises Leasing Agreement

This Agreement is signed by the representatives of the two parties in Beijing, the People’s Republic of China (“China”) on March 24, 2005.

(1)	lessor:

China Unicom Corporation Ltd. (“CUCL”)
Address: F12, Bldg A, Henderson Center
                18, Jianguomennei Avenue, Beijing
Legal representative: Chang Xiaobing

Unicom New World Telecommunications Corporation Ltd.
(“Unicom New World”)
Address: Room 1009, F10, Bldg A
18, Jianguomennei Avenue, Beijing
Legal representative: Chang Xiaobing

CUCL and Unicom New World are considered the lessor separately or jointly in this Agreement.

(2)	lessee:	China United Telecommunications Corporation Ltd. (“A Share Company”) Address: F40, Jinmao Tower Century Avenue, Shanghai Legal representative: Chang Xiaobing

Realizing

(1)           CUCL is a foreign-funded business established and continued in line with Chinese laws whose equities are wholly held by China Unicom Limited (the “Red-chip Company”). A Share Company is a corporation established and continued in line with Chinese laws whose stocks are listed in Shanghai Stock Exchange (“SSE”) on October 9, 2002. China United Telecommunications Corporation (“Unicom Group”) holds 69.3224% of its equities.

(2)           On August 12, 2002, Unicom Group and A Share Company signed a memorandum of understanding on the transactions to be conducted after the listing of the shares of A Share Company (“Connected Transactions MoU”) between Unicom Group or its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) and Red-chip Company indirectly held by A Share Company and its subsidiaries. According to the understanding reached in the Connected Transactions MoU, in the event that the transactions to be conducted between Red-chip Company itself or its subsidiaries and Unicom Group or any of its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) require approval of the minority shareholders of A Share Company under the Rules Governing the Listing of Shares on Shanghai Stock Exchange (“Rules of SSE”) applicable from time to time, which are deemed at the same time as connected transactions that require approval of the minority shareholders of Red-chip Company under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Rules of SEHK”) applicable from time to time, the above connected transactions shall be conducted in a 2-step approach: (1) Unicom Group or any of its subsidiaries enters into an agreement on the intended transaction with A Share Company or China Unicom (BVI) Limited (“Unicom BVI”), identifying the rights and obligations of the 2 parties involved in the transaction under the agreement (including, but not limited to, approval of Unicom Group of the transfer of the rights and obligations of A Share Company or Unicom BVI under the agreement to Red-chip Company or any of its subsidiaries); (2) A Share Company or Unicom BVI transfers its rights and obligations under the above mentioned agreement to Red-chip Company or any of its subsidiaries;

(3)           Unicom New Guoxin Telecommunications Corporation Ltd (“Unicom New Guoxin”) is a company with limited liability established and continued in line with Chinese laws and wholly owned by Unicom Group. In light of the Memorandum of Understanding on Connected Transactions and to the end of Unicom New Guoxin providing operator services to mobile subscribers of the subsidiaries with domestic operation of Redchip Company, UCUL, Unicom New Century Telecommunications Corporation Ltd. (“Unicom New Century”), Unicom New World and A Share Company signed a premises leasing agreement (“Original Premises Leasing Agreement”) on November 20, 2003. On the same day, A Share Company signed a transfer agreement on the Original Premises Leasing Agreement with Unicom New Guoxin, transferring all the rights and obligations inscribed in the Original Premises Leasing Agreement to Unicom New Guoxin.

(4)           CUCL assimilated and merged with Unicom New Century on July 30, 2004, and the rights and obligations of Unicom New World under the Original Premises Leasing Agreement have been inherited by CUCL. The Ministry of Commence has approved, pursuant to MOC’S Approval of the Merging between China Unicom Corporation Limited and Unicom New World Telecommunications Co. Ltd.(MOC [2005]No.258), of the merging between CUCL and Unicom New World. At present, CUCL is going through the rest of the legal procedures necessary for its merging with Unicom New World, upon completion of which Red-chip Company would have CUCL as its sole operating entity in China;

Based on the observation and revision of the Original Premises Leasing Agreement since its entry into effect, through joint analysis and consultation and in the principle of equality and mutual benefits, the parties agree as follows:

1.             Scope and Purpose of Lease

1.1           To meet the everyday needs of Unicom New Guoxin, the lessor agrees to lease the premises under its possession to the lessee based on the written instruction of the lessee from time to time.

1.2           The lessee uses the above-mentioned premises for officing and operation purposes.

2.             Validity of Lease and Delivery of the Leased Premises

2.1           This Agreement enters into effect on January 1, 2005 after the conditions of Article 14 of this Agreement have been met. The validity of this Agreement is 2 years since the entry into effect (“validity”).

2.2           The lessor shall provide an opportunity of inspection for the lessee before the signature of this Agreement. The leased premises shall be in good condition and shall meet the requirements of the lessee.

3.             Lease Fee, Miscellaneous Fees and Payment

3.1           Standard of Lease Fee

The standard shall be determined by the subsidiaries of the lessor and the lessee by the higher indicator of the depreciation cost of the leased premises and the market price of similar local premises.

3.2           In addition to the above-mentioned lease fee, the lessee shall pay the water, electricity and air-conditioning fees (miscellaneous fees) on actual user basis as well as property management fee periodically in line with the price or tariff standard defined by price regulators.

3.3           The lessor promises not to charge the lessee any other fees (including taxes that shall be paid by the lessor) except the above-mentioned lease fee, miscellaneous fees and property management fee as well as the fees occurred due to the possible breach of this Agreement by the lessee.

3.4           The lease fee, miscellaneous fees and property management fee described above shall be paid in the following ways:

3.4.1        The lessee shall pay the lessor the lease fee on a quarterly basis within the validity of this Agreement. The lease fee shall be paid within 5 days following the end of a quarter.

3.4.2        The miscellaneous fees shall be paid on a monthly basis within the validity of this Agreement. The lessor shall deliver the bills for miscellaneous fees from the property management company to the lessee within 5 days following the receipt of the bills. The lessee may pay the miscellaneous fees either to the property management company directly or to the lessor who will deliver the fees to the property management company. In the second case, the lessor shall present the invoice to the lessee for record.

3.4.3        The property management fee shall be paid on a monthly basis within the validity of this Agreement either to the lessor who will deliver the fee to the property management company or to the property management directly upon the request of the property management company. In the first case, the lessor shall present the invoice to the lessee for record.

4.             Decoration, Renovation and Advertising

4.1           The lessor agrees that the lessee may decorate, renovate, upholster and install facilities in light of its own plan of design. The cost shall be borne solely by the lessee. However, the decoration and renovation shall not damage the architectural structure of the leased premises (including but not limited to the outer wall and the weight-bearing part) and related equipment (excluding reasonable and natural depreciation), and shall not violate any law or regulation.

4.2           All the construction related to such decoration and renovation shall be conducted in such an appropriate manner as to ensure personnel and property safety. Otherwise, the losses and disputes occurred shall be borne fully by the lessee.

4.3           Within the validity of this Agreement and following the consent of the lessor ( the lessor shall not refuse without a good reason nor postpone its consent), the lessee may hang, affix, or post the name, logo, symbol and commercial advertisement of the lessee. Upon the expiration of this Agreement, the lessee shall clear them and bear related cost.

5.             The Obligations of the Lessee

5.1           The lessee shall pay the lease fee and other fees to the lessor in time and in full balance in accordance with Article 3 of this Agreement. Otherwise, it has to pay penalties to the lessor according to Article 12 of this Agreement.

5.2           The lessee shall not conduct illegal activities or activities detrimental to the public interest and shall conform to the requirements of environmental protection, firefighting and health laws and regulations.

5.3           In the event of the expiration of this Agreement or an early termination of this Agreement, the lessee shall move all its properties out of the premises within 30 days following the dismissal of this Agreement. Otherwise, the lessee shall pay double the daily lease fee based on the yearly lease fee on a pro rata basis.

5.4           The lessee shall not change the purpose of the leased premises without the prior written consent of the lessor.

6.             The Obligations of the Lessor

6.1           The lessor shall ensure and urge the property management company to well fulfill its responsibilities including but not limited to:

6.1.1        Examining and repairing the leased premises as well as related public facilities(including but not limited to the outer structure and invisible water, electricity and gas pipes) periodically and/or upon the request of the lessee, so as to ensure the leased premises are in good condition. The property management company shall be responsible for repairing the damages and the lessee shall bear the cost of the repair if the damages are caused by the lessee. For any damage of the public utilities (water, electricity, gas and telecommunications), the property management shall be responsible for the early repair as well as the cost.

6.1.2        Providing uninterrupted electricity, water and gas for the lessee unless unforeseeable, unpreventable or uncontrollable accidents occur.

6.1.3        Maintaining the soundness, openness and sanitation of the public space.

6.1.4        Entering the leased premises and taking appropriate measures with the consent of the lessee for maintenance, sanitation, guarding, fire prevention and firefighting purposes. In case of emergency, the property management company may enter the leased premises and take necessary measures without the consent of the lessee but shall contact the lessee immediately afterwards.

6.1.5        The management fee for the leased premises shall be borne by the lessee.

6.2           The lessor shall take the responsibility of handling the relationship with concerned government authorities and other agencies (including but not limited to public security agencies and fire fighting departments) and bear all incurred costs if such relationship is incurred by the leased premise. If the relationship with concerned government authorities and other agencies is incurred by the lessee due to the breach of this Agreement, the lessee shall bear the responsibility of handling such relationship and bear all incurred costs thereafter.

6.3           Within the period of validity, if the lessor transfers part or the entire leased premise to any third party, the lessor pledges that the precondition for the transfer is that the new owner of the leased premise accepts this Agreement and that the lessee shall be informed 90 days in advance. Moreover, the transfer of the leased premise will neither induce the termination or invalidity of this Agreement, nor exert any negative influence upon the rights, interests and operation activities of the lessee under this Agreement. The lessor also pledges that the new owner of the leased premise will sign a new agreement with the lessee with the articles of the new agreement the same as the old ones. Otherwise the leased premise cannot be transferred to any third person.

6.4           The rebuilding of the leased premise by the lessor within the lease term shall not affect the normal operation or business activities of the lessee and the lessor shall first obtain the written approval from the lessee for such reconstruction. Otherwise the lessee has the right to terminate the agreement and require the lessor to make up for the fees incurred by the decoration, the operation loss or any other losses incurred by the move of offices.

7.             Commitments and Guarantees

7.1           Both the lessor and the lessee make the following commitments and guarantees:

7.1.1        They are the legal persons of the durable enterprises that are established according to the laws;

7.1.2        They have all the rights and authorizations to sign the agreement and fulfill the obligations under this Agreement;

7.1.3        The representatives who signed this Agreement have obtained such authorization.

7.2           The lessor pledges that it possesses the legitimate property rights of the leased premise and the rights to lease it. Under any circumstance and for any reason, if there is any dispute over the property rights and such dispute causes failure to enjoy the rights or induces any other damages to the lessee, the lessor agrees to make compensation for all the losses caused thereafter.

7.3           The lessor pledges that the leased premise is an legitimated and valid building, whose planning, design and construction are in compliance with the requirements for land uses and related laws and regulations, that there is no possibility for the requisition of the usage rights of the building or the land by the government or related government agencies, that there is no impingement on the rights and interests of any third party, and that there is no real or potential lawsuits, arbitration, disputes or other legal problems against the leased premise. If there is any other party except the lessor claims that right, the issue shall be resolved by the lessor.

7.4           The lessor pledges that the leased premise is not a mortgage of any bank, company or individual and there is no interest or rights of the third party involved.

7.5           The lessor or any other person shall not take any actions that may affect the interests and rights of the lessee over the leased premise.

7.6           The lessor pledges that the leased premise is in good conditions and the lessor agrees to regularly and/or irregularly repair and maintain the related public facilities upon the request of the lessee.

7.7           All parties pledge to pay their respective taxes and fees in accordance with the relevant laws and regulations of China.

8.             Taxation

8.1           All the taxes incurred by the leased premise under this Agreement and the management fees and other fees (if any) concerning the leased premise collected by the central government or the local government shall be paid by each party accordingly unless the laws stipulates otherwise.

9.             Contingencies

9.1           Where a fire or other contingencies that are not within the responsibilities of the lessee cause the damage to the leased premise, the lessor shall take immediate actions to repair the damaged premise and bear all related costs if the lessee makes unilateral judgment that the damage does not seriously affect the usage of the premise.

9.2           Where a fire or other contingencies that are not within the responsibilities of the lessee cause the damage to the leased premise, the lessee may chose to send out a written notice to the lessor to terminate the lease of the damaged premise if the lessee makes unilateral judgment that the damage seriously affects the usage of the premise. Under such situation, the lessee shall not pay the lease fees of the damaged premise from the day when the accident takes place.

10.          Termination and Renewal of the Agreement

10.1         The lessee may terminate part or the entire agreement if the written notice has been sent to the lessor 60 days in advance and the termination issue can be discussed according to the provisions of this Agreement.

10.2         If the lessee sends out the written renewal notices to the lessor within 60 days prior to the expiry of this Agreement or the expiry of the extension period, this Agreement will extend for anther valid period in accordance with applicable laws, regulations and other regulatory rules unless there are other legal reasons for the failure of renewal beyond the control of the lessor.

11.          Treatment of the Belongings upon Expiry of the Agreement

11.1         If this Agreement terminates upon the expiry or is terminated in advance according to related articles and the fitments and decorations added by the lessee upon the written approval of the lessor have become part of the real estate that cannot be divided from the leased premise, they will belong to the lessor after the lessor makes an payment for them at the converted price in real term.

12.          Breach Responsibilities

12.1         If the lessee does not pay the related lease fees or payments within the agreed time limit according to Article 3 of this Agreement, the lessee shall pay the delinquent lease fees or other fees to the lessor and 30 days after the overdue, the lessee shall also pay a fee equivalent to 0.01% of the delinquent lease fees or payments as the daily penalty fees every day.

12.2         If the lessee uses the leased premise for other purposes without the written approval of the lessor, the lessor has the right to take back the leased premise. The loss incurred thereafter will be compensated by the lessee.

12.3         Failure to fulfill any obligation specified in any article by any party is regarded as the breach of this Agreement unless otherwise stipulated this Agreement. The defaulting party shall correct its breaching behaviors within 30 days since it receives the written notice of the non-defaulting party that specifies the breaching behaviors. If the defaulting party does not correct its breaching behaviors, the non-defaulting party has the right to terminate this Agreement and the defaulting party shall make compensation to the non-defaulting party for its compliance with this Agreement.

13.          Applicable Laws and Disputes Settlement

13.1         This Agreement is subject to the jurisdiction, interpretation and execution of Chinese laws.

13.2         In case of disputes over the validity, interpretation, and implementation of this Agreement, all parties shall try to resolve them through friendly consultations. If the dispute cannot be resolved through consultations within 30 days since its occurrence, any party has the right to lodge a suit to the people’s court with such jurisdiction.

14.          Entry into Force

This Agreement shall come into effect on the date agreed upon by all parties and when the following conditions are met.

14.1         The Shareholders’ Meetings of Red-chip Company approves the implementation of this Agreement according to applicable laws, regulations and listing rules;

14.2         The Shareholders’ Meeting of the lessee approves the transfer of the rights and obligations of the lessee under this Agreement to Unicom New Guoxin in accordance with applicable laws, regulations and listing rules.

15.          Agreement Transfer

15.1         In accordance with terms and conditions formulated on the basis of this Agreement and the commitments in the Memorandum of Understanding on Connected Transactions, the consent from the lessor on the transfer of the rights and obligations of the lessee under this Agreement to Unicom New Guoxin is irrepealable and the lessee may transfer its rights and obligations under this Agreement to Unicom New Guoxin without any consent from the lessor.

15.2         Once the lessee transfers its rights and obligations under this Agreement to Unicom New Guoxin, Unicom New Guoxin will inherit all the rights and obligations of the lessee under this Agreement and the lessee shall terminate the related obligations and rights inherited by Unicom New Guoxin.

16.          Notification

Any notification related to this Agreement shall be made in written form and sent by one party of this Agreement to the other, either via a special courier, or by fax, or by postal delivery, to the other party. Such notification is deemed as delivered upon delivery via a special courier, or when the sender’s fax machine indicates that the pages have been transmitted if it is sent by fax, or on the 3rd working day(excluding legal holidays)after it is mailed. Any notification shall be deemed as valid upon delivery.

The Address of each party is listed below:

Unicom New World Telecommunications Corporation Limited

Addressee: Xiaowei Yang

Address: Room 1029, Floor 10, A 133, North Xidan Avenue, Xicheng District, Beijing

Postal Code: 100032

China Unicom Corporation Ltd.

Addressee: Xiaowei Yang

Address: Room 1029, Floor 10, A 133, North Xidan Avenue, Xicheng District, Beijing

Postal Code: 100032

China United Telecommunications Corporation Ltd.

Addressee: Yilei Zhao

Address: Floor 40, Jinmao Tower, No. 88 Century Avenue, Shanghai

Postal Code: 200121

17.          Miscellaneous

17.1         The Original Premises Leasing Agreement terminates immediately after this Agreement enters into force.

17.2         This Agreement can be amended or supplemented with an agreement with all parties through consultations. All amendments and supplements shall come into force the date when they were signed and sealed by the legal or authorized representatives of all parties.

17.3         This Agreement is divisible. If there is any provision confirmed illegal or unenforceable, it shall not affect the validity and execution of other provisions.

17.4         This Agreement is signed in sextuplicate and each party possesses two copies. The original text of each copy is equally binding.

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China Unicom Corporation Ltd. (seal)

Legal or authorized representative:	/s/ Tong Jilu

Unicom New World Telecommunications Corporation Limited (seal)

Legal or authorized representative:	/s/ Tong Jilu

China United Telecommunications Corporation Ltd. (seal)

Legal or authorized representative:	/s/ Sun Qian